Aces Wired, Inc.
12225 Greenville Avenue, Suite 861
Dallas, Texas 75243
(214) 261-1963

December 3, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aces Wired, Inc. - Registration Statement on Form SB-2 (Registration No. 333-138527)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Aces Wired, Inc., a Nevada corporation (the Registrant), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to maintain the effectiveness of the Registration Statement. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement.

Very truly yours,

Aces Wired, Inc.

By:	/s/ CHRISTOPHER C. DOMIJAN
Christopher C. Domijan
Chief Financial Officer